

September 5, 2012

Via E-mail
Raymond Dolan
Chief Executive Officer
Sonus Networks, Inc.
4 Technology Park Drive
Westford, Massachusetts 01886

> **Re: Sonus Networks, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 001-34115**

Dear Mr. Dolan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Business, page 3

1. Please confirm in future filings that you will provide quantitative disclosure of backlog orders believed to be firm for the preceding two years, as required by Item 101(c)(1)(viii), or advise why such disclosure is not material.

2. We note that your products are manufactured by a single source manufacturer. In light of your disclosures that you may be subject to supply disruptions because of this arrangement on pages 23 and 71, please advise us whether you have any material agreements that are required to be filed under Item 601(b)(10) of Regulation S-K. If so, please confirm you will file such agreements with your next periodic report and describe the material terms of such agreement in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Laura Veator, Staff Accountant, at (202) 551-3716, Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara Jacobs, Assistant Director, at (202) 551-3735 if you have any questions. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief